Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of January 31, 2008. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on March 29, 2007.

	As of
	January 31, 2008
	NOK	U.S.$
	(in millions)(unaudited)
Short-term debt (commercial paper and current portion of bond debt)*	107,583.0	19,808.7
Long-term debt (excluding current portions)
Bonds	96,153.6	17,704.3
Subordinated debt	1,418.2	261.1
Total long-term debt	97,571.8	17,965.4
Capital contributions securities	565.1	104.0
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share; shares authorized and outstanding 151,765)	1,593.5	293.4
Other equity	905.9	166.8
Share premium reserve	162.5	29.9
Net income for the period	(86.9)	(16.0)

Total shareholders’ equity	2,575.0	474.1

Total capitalization	208,294.9	38,352.2

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.4311 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on January 31, 2008.

RATIOS OF EARNINGS TO FIXED CHARGES
     The following table shows our unaudited historical ratios of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
	2007(1)	2006	2005	2004	2003
Norwegian GAAP(2)	*	1.07	1.06	1.14	1.19
U.S. GAAP(2)	*	1.06	—	1.62	—
IFRS(2)(3)	—	*	*	*	*

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards).

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The IFRS ratio of earnings to fixed charges in 2007 had a deficit due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in 2007 was driven by the impact of reduced market values of our investments in securities in the trading portfolio.

(4)	The U.S. GAAP ratio of earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003 the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 116 million (USD 18 million) in 2005. See Note 34 to our audited consolidated financial statements (included in our Annual Report on Form 20-F filed with the SEC on March 29, 2007) for further discussion of U.S. GAAP earnings. The negative U.S. GAAP earnings in 2003 and the negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

*	Not available.